UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Vivaldi Opportunities Fund
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

92853C207
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92853C207

1		NAME OF REPORTING PERSONS Daniel Asher Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 563,451
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 563,451
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 563,451
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92853C207

1		NAME OF REPORTING PERSONS Daniel Asher Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,066,223
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,066,223
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,223
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92853C207

1		NAME OF REPORTING PERSONS Castle Creek Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 708,267
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 708,267
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,267
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92853C207

1		NAME OF REPORTING PERSONS Castle Creek Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 708,267
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 708,267
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,267
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92853C207
1		NAME OF REPORTING PERSONS Braeside Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 67,456
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 67,456
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,456
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92853C207

1		NAME OF REPORTING PERSONS Daniel Asher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,405,397
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,405,397
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,397
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.3%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92853C207

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Vivaldi Opportunities Fund (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:
Daniel Asher Revocable Trust
Daniel Asher Descendant Trust
Castle Creek Fund, L.P.
Castle Creek Partners, LLC
Braeside Trust
Daniel Asher

Item 2(b).	Address of Principal Business Office or, if none, Residence:

111 W Jackson Blvd
20th Floor
Chicago, IL 60604

Item 2(c).	Citizenship:

Daniel Asher Revocable Trust - Illinois
Daniel Asher Descendant Trust - Illinois
Castle Creek Fund, L.P. – Illinois
Castle Creek Partners, LLC - Illinois
Braeside Trust - Illinois
Daniel Asher – United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001

Item 2(e).	CUSIP Number:

92853C207

CUSIP No. 92853C207

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

As the grantor of the Daniel Asher Revocable Trust, the Daniel Asher Descendant Trust, and the Braeside Trust, Daniel Asher has certain authority to appoint trustees and investment advisors, and may be deemed to control these entities and share voting and dispositive power over the shares held by these entities.  Daniel Asher owns in excess of 40% of, and controls the General Partner (namely Castle Creek Partners, LLC) to, Castle Creek Fund, L.P., and may be deemed to control Fund and share voting and dispositive power over the shares held by the Fund.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

CUSIP No. 92853C207

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

Exhibits.

99.1	Joint Filing Agreement

[Signatures follow on the next page.]

CUSIP No. 92853C207
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  April 3, 2019

Daniel Asher Revocable Trust /s/ Daniel Asher By: Daniel Asher Its: Trustee
Daniel Asher Descendant Trust /s/ Fred Goldman By: Fred Goldman Its: Trustee
Castle Creek Fund, L.P. By Castle Creek Partners, LLC, its General Partner /s/ Fred Goldman By: Fred Goldman Its: Manager
Castle Creek Partners, LLC /s/ Fred Goldman By: Fred Goldman Its: CFO
Braeside Trust /s/ Fred Goldman By: Fred Goldman Its: Trustee
/s/ Daniel Asher Daniel Asher

EXHIBIT 99.1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.
Date:  April 3, 2019

Daniel Asher Revocable Trust /s/ Daniel Asher By: Daniel Asher Its: Trustee
Daniel Asher Descendant Trust /s/ Fred Goldman By: Fred Goldman Its: Trustee
Castle Creek Fund, L.P. By Castle Creek Partners, LLC, its General Partner /s/ Fred Goldman By: Fred Goldman Its: Manager
Castle Creek Partners, LLC /s/ Fred Goldman By: Fred Goldman Its: CFO
Braeside Trust /s/ Fred Goldman By: Fred Goldman Its: Trustee
/s/ Daniel Asher Daniel Asher